Exhibit 3.1

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION

OF

EMERGENT CAPITAL, INC.

(Document Number:  P11000011292)

Pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act, the Articles of Incorporation of EMERGENT CAPITAL, INC., a Florida corporation (the “Corporation”), are hereby amended according to these Articles of Amendment:

FIRST:                                                        The name of the Corporation is Emergent Capital, Inc.

SECOND:                                         Section 1 of Article 4 of the Articles of Incorporation is hereby amended in its entirety to read as follows:

“Section 4.1 Authorized Capital.  The maximum number of shares of stock which the Corporation is authorized to have outstanding at any one time is four hundred fifty five million (455,000,000) shares (the “Capital Stock”) divided into classes as follows:

(a) Forty million (40,000,000) shares of preferred stock having a par value of $0.01 per share (the “Preferred Stock”), and which may be issued in one or more classes or series as further described in Section 4.2; and

(b) Four hundred fifteen million (415,000,000) shares of voting common stock having a par value of $0.01 per share (the “Common Stock”).”

THIRD:                                                   The foregoing amendment was adopted by the shareholders on June 27, 2017. The number of votes cast for the amendment by the shareholders was sufficient for approval.

IN WITNESS WHEREOF, the undersigned has executed this amendment this 17th day of July, 2017.

/s/ Christopher O’Reilly
Christopher O’Reilly
General Counsel and Secretary